Exhibit 99.1

•    TOTAL REVENUES OF £95.0 MILLION

•    ADJUSTED EBITDA OF £25.4 MILLION

•    RAISED EBITDA GUIDANCE TO £103 TO £110 MILLION FROM £90 TO £95 MILLION

MANCHESTER, England. — 14 May 2015 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2015 fiscal third quarter and nine months ended 31 March 2015.

Highlights

•                  Commercial revenues of £47.8 million up 11.7% for the quarter.

•                  Three sponsorship deals announced in the quarter — Kama Games as official global social games partner, Swissquote as global Forex & Online Financial Trading Partner and Emtel as our triple play partner in Mauritius.

•                  Domestic Premier League Live Broadcasting rights up 70% — BSkyB and BT will pay £5.14 billion for the 2017-19 EPL seasons compared to £3.0 billion for the 2014-16 seasons.

•                  UEFA announced that the amount available for distribution to clubs participating in the Champions League has increased for the 2016-18 cycle to €1.257bn representing an increase of over 25%.

Commentary

Ed Woodward, Executive Vice Chairman commented, “Our commercial revenues were up year over year and we are raising EBITDA guidance for fiscal year 2015 from £90-£95 million to £103-£110 million.

As the season approaches its conclusion, we are pleased with the team’s performance in Louis van Gaal’s first season as manager and are well positioned to achieve a top four finish in the Premier League and to return to European football next year. As we look forward to next season, on the playing side we expect to be challenging for trophies in all competitions and on the commercial side we are excited by the numerous opportunities for further growth, including the first year of our ten year partnership with adidas. ”

Outlook

For fiscal 2015, Manchester United expect:

•                  Revenue to be £385m to £395m.

•                  Adjusted EBITDA to be £103m to £110m.

Key Financials (unaudited)

£ million (except adjusted	Three months ended 31 March			Nine months ended 31 March
diluted earnings per share)	2015	2014	Change	2015	2014	Change
Commercial revenue	47.8	42.8	11.7%	151.0	145.0	4.1%
Broadcasting revenue	21.7	35.6	(39.0)%	66.9	101.8	(34.3)%
Matchday revenue	25.5	37.1	(31.3)%	71.5	90.1	(20.6)%
Total revenue	95.0	115.5	(17.7)%	289.4	336.9	(14.1)%
Adjusted EBITDA*	25.4	40.0	(36.5)%	88.1	113.2	(22.2)%

(Loss)/profit for the period (i.e. net income)	(2.9)	11.0	—	6.0	29.7	(79.8)%
Adjusted (loss)/profit for the period (i.e. adjusted net income)*	(7.1)	13.0	—	1.5	35.0	(95.7)%
Adjusted diluted (loss)/earnings per share (pence)*	(4.34)	7.93	—	0.91	21.49	(95.8)%

Gross debt**	395.4	351.7	12.4%	395.4	351.7	12.4%
Cash and cash equivalents	11.2	34.3	(67.3)%	11.2	34.3	(67.3)%

* Adjusted EBITDA, adjusted (loss)/profit for the period and adjusted diluted (loss)/earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

** Gross debt increased primarily because of movements in USD/GBP exchange rate from 1.6662 at 31 March 2014 to 1.4861 at 31 March 2015.

Revenue Analysis

Commercial

Commercial revenue for the third quarter was £47.8 million, an increase of £5.0 million, or 11.7%, over the prior year quarter.

•                  Sponsorship revenue for the third quarter was £37.5 million, an increase of £6.8 million, or 22.1%, over the prior year quarter, primarily due to an increase in shirt and other sponsorships.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the third quarter was £7.6 million, a decrease of £0.8 million, or 9.5%, over the prior year quarter, primarily due to reduced Nike guaranteed revenue due to non-participation in UEFA competitions in the current season.

•                  Mobile & Content revenue for the third quarter was £2.7 million, a decrease of £1.0 million, or 27.0%, over the prior year quarter, due to the expiration of a few of our mobile partnerships.

Broadcasting

Broadcasting revenue for the third quarter was £21.7 million, a decrease of £13.9 million, or 39.0%, over the prior year quarter, primarily due to five fewer FAPL live broadcast games and two fewer FAPL home games in the current quarter, and non-participation in the UEFA Champions League.

Matchday

Matchday revenue for the third quarter was £25.5 million, a decrease of £11.6 million, or 31.3%, over the prior year quarter, primarily due to two fewer FAPL home games in the current quarter and non-participation in the UEFA Champions League.

Other Financial Information

Operating expenses

Total operating expenses for the third quarter were £99.0 million, an increase of £7.5 million, or 8.2%, over the prior year quarter.

Staff costs

Staff costs for the third quarter were £50.2 million, a decrease of £3.2 million, or 6.0%, over the prior year quarter.

Other operating expenses

Other operating expenses for the third quarter were £19.4 million, a decrease of £2.7 million, or 12.2%, over the prior year quarter, primarily due to non-participation in the UEFA Champions League.

Depreciation & amortization

Depreciation for the third quarter was £2.5 million, an increase of £0.3 million, or 13.6%, over the prior year quarter. Amortization for the third quarter was £25.7 million, an increase of £11.9 million, or 86.2%, over the prior year quarter. The unamortized balance of players’ registrations at 31 March 2015 was £237.0 million.

Exceptional items

Exceptional items for the third quarter were £1.2 million being the present value of the additional contributions the Club is expected to pay to remedy the revised deficit of the Football League pension scheme as per the latest triennial actuarial valuation at 31 August 2014. Exceptional items for the prior year quarter were £nil.

Net finance costs

Net finance costs for the third quarter were £5.8 million, a decrease of £0.1 million, or 1.7%, over the prior year quarter.

Tax

The tax credit for the third quarter was £8.5 million, compared to an expense of £9.5 million in the prior year quarter.

Cash flows

Net cash used in operating activities for the third quarter was £15.0 million, an increase of £2.4 million over the prior year quarter.

Capital expenditure on property, plant and equipment for the third quarter was £0.3 million, a decrease of £1.4 million over the prior year quarter.

Net player and other intangible assets capital expenditure for the third quarter was £11.0 million, a decrease of £12.3 million over the prior year quarter.

Conference Call Information

The Company’s conference call to review third quarter fiscal 2015 results will be broadcast live over the internet today, 14 May 2015 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 137-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted (loss)/profit for the period (i.e. adjusted net income)

Adjusted (loss)/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on US dollar denominated bank accounts, fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 35%; 2014: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period is presented in supplemental note 3.

3.                  Adjusted basic and diluted (loss)/earnings per share

Adjusted basic and diluted (loss)/earnings per share are calculated by dividing the adjusted (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted (loss)/earnings per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2015	2014	2015	2014
Commercial % of total revenue	50.3%	37.1%	52.2%	43.0%
Broadcasting % of total revenue	22.8%	30.8%	23.1%	30.2%
Matchday % of total revenue	26.9%	32.1%	24.7%	26.8%
Home Matches Played
FAPL	5	7	15	16
UEFA competitions	—	1	—	4
Domestic Cups	2	2	2	4
Away Matches Played
UEFA competitions	—	1	—	4
Domestic Cups	3	1	4	2

Other
Employees at period end	791	875	791	875
Staff costs % of revenue	52.8%	46.2%	51.2%	46.9%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2014/15 season	3	7	5	4	19
2013/14 season	3	6	7	3	19
2012/13 season	3	7	5	4	19

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2015	2014	2015	2014
Revenue	94,970	115,495	289,401	336,943
Operating expenses	(98,976)	(91,499)	(284,864)	(269,422)
(Loss)/profit on disposal of players’ registrations	(1,556)	2,361	18,204	4,203
Operating (loss)/profit	(5,562)	26,357	22,741	71,724
Finance costs	(5,904)	(5,959)	(18,381)	(21,562)
Finance income	37	36	136	143
Net finance costs	(5,867)	(5,923)	(18,245)	(21,419)
(Loss)/profit before tax	(11,429)	20,434	4,496	50,305
Tax credit/(expense)	8,555	(9,520)	1,519	(20,644)
(Loss)/profit for the period	(2,874)	10,914	6,015	29,661

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(1.75)	6.66	3.67	18.11
Weighted average number of ordinary shares outstanding (thousands)	163,797	163,812	163,794	163,815
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence)	(1.75)	6.66	3.66	18.11
Weighted average number of ordinary shares outstanding (thousands)	164,140	163,812	164,140	163,815

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 March 2015	As of 30 June 2014	As of 31 March 2014
ASSETS
Non-current assets
Property, plant and equipment	252,494	254,859	255,332
Investment property	13,587	13,671	13,700
Goodwill	421,453	421,453	421,453
Players’ registrations and other intangible assets	237,760	204,572	161,769
Derivative financial instruments	1,323	—	791
Trade and other receivables	1,000	41	141
Deferred tax asset	147,284	129,631	128,368
	1,074,901	1,024,227	981,554
Current assets
Derivative financial instruments	1,354	—	317
Trade and other receivables	107,716	125,119	77,014
Current tax receivable	124	—	—
Cash and cash equivalents	11,204	66,365	34,344
	120,398	191,484	111,675
Total assets	1,195,299	1,215,711	1,093,229

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 March 2015	As of 30 June 2014	As of 31 March 2014
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(6,566)	25,918	21,156
Retained earnings	161,872	154,828	160,431
	473,210	498,650	499,491
Non-current liabilities
Derivative financial instruments	4,087	1,602	1,919
Trade and other payables	39,827	42,464	27,941
Borrowings	392,480	326,803	339,679
Deferred revenue	24,464	15,631	14,440
Deferred tax liabilities	26,569	28,837	29,140
	487,427	415,337	413,119
Current liabilities
Derivative financial instruments	2,340	875	1,072
Current tax liabilities	1,753	2,999	3,147
Trade and other payables	118,135	102,232	76,468
Borrowings	2,950	15,005	11,991
Deferred revenue	109,484	180,613	87,941
	234,662	301,724	180,619
Total equity and liabilities	1,195,299	1,215,711	1,093,229

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2015	2014	2015	2014
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(3,189)	(3,970)	45,732	30,693
Interest paid	(10,907)	(8,830)	(24,136)	(22,794)
Debt finance costs relating to borrowings	—	—	(824)	(123)
Interest received	368	36	457	143
Tax (paid)/refund	(1,271)	175	(2,281)	(1,071)
Net cash (used in)/generated from operating activities	(14,999)	(12,589)	18,948	6,848
Cash flows from investing activities
Purchases of property, plant and equipment	(293)	(1,679)	(4,086)	(8,557)
Proceeds from sale of property, plant and equipment	—	—	—	50
Purchases of players’ registrations and other intangible assets	(14,406)	(24,815)	(101,272)	(62,102)
Proceeds from sale of players’ registrations	3,447	1,500	20,163	8,556
Net cash used in investing activities	(11,252)	(24,994)	(85,195)	(62,053)
Cash flows from financing activities
Proceeds from borrowings	—	—	4,704	—
Repayment of borrowings	(102)	(97)	(301)	(284)
Net cash (used in)/generated from financing activities	(102)	(97)	4,403	(284)
Net decrease in cash and cash equivalents	(26,353)	(37,680)	(61,844)	(55,489)
Cash and cash equivalents at beginning of period	37,115	72,144	66,365	94,433
Foreign exchange gains/(losses) on cash and cash equivalents	442	(120)	6,683	(4,600)
Cash and cash equivalents at end of period	11,204	34,344	11,204	34,344

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit for the period	(2,874)	10,914	6,015	29,661
Adjustments:
Tax (credit)/expense	(8,555)	9,520	(1,519)	20,644
Net finance costs	5,867	5,923	18,245	21,419
Loss/(profit) on disposal of players’ registrations	1,556	(2,361)	(18,204)	(4,203)
Exceptional items	1,275	—	2,336	293
Amortization	25,708	13,841	73,931	39,163
Depreciation	2,469	2,206	7,365	6,274
Adjusted EBITDA	25,446	40,043	88,169	113,251

3                               Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit for the period	(2,874)	10,914	6,015	29,661
Exceptional items	1,275	—	2,336	293
Foreign exchange losses/(gains) on US dollar denominated bank accounts	468	—	(530)	2,712
Fair value movement on derivative financial instruments	(1,511)	90	(3,997)	1,640
Ineffectiveness of cash flow hedges	234	(543)	—	(791)
Tax (credit)/expense	(8,555)	9,520	(1,519)	20,644
Adjusted (loss)/profit before tax	(10,963)	19,981	2,305	54,159
Adjusted tax credit/(expense) (using a normalised tax rate of 35% (2014: 35%))	3,837	(6,993)	(807)	(18,956)
Adjusted (loss)/profit for the period (i.e. adjusted net income)	(7,126)	12,988	1,498	35,203

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(4.35)	7.93	0.91	21.49
Weighted average number of ordinary shares outstanding (thousands)	163,797	163,812	163,794	163,815
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence)	(4.34)	7.93	0.91	21.49
Weighted average number of ordinary shares outstanding (thousands)	164,140	163,812	164,140	163,815

4                               Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit for the period	(2,874)	10,914	6,015	29,661
Tax (credit)/expense	(8,555)	9,520	(1,519)	20,644
(Loss)/profit before tax	(11,429)	20,434	4,496	50,305
Depreciation	2,469	2,206	7,365	6,274
Impairment	—	—	—	293
Amortization	25,708	13,841	73,931	39,163
Loss/(profit) on disposal of players’ registrations	1,556	(2,361)	(18,204)	(4,203)
Net finance costs	5,867	5,923	18,245	21,419
Profit on disposal of property, plant and equipment	—	—	5	(43)
Equity-settled share-based payments	322	377	1,029	918
Foreign exchange losses/(gains) on operating activities	438	97	(530)	469
Other fair value losses/(gains) on derivative financial instruments	3,131	(58)	4,342	(184)
Reclassified from hedging reserve	(1,383)	(260)	(3,774)	(778)
(Increase)/decrease in trade and other receivables	(22,468)	(7,594)	29,930	(11,535)
Decrease in trade and other payables and deferred revenue	(7,400)	(36,575)	(71,103)	(69,930)
Decrease in provisions	—	—	—	(1,475)
Cash (used in)/generated from operations	(3,189)	(3,970)	45,732	30,693